NEWS

Sequans Communications Announces
Fourth Quarter and Full Year 2021 Financial Results
PARIS - February 8, 2022 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Summary Results Table:

(in US$ millions, except share and per share data)	Q4 2021	Q3 2021	Q4 2020	Full year 2021	Full year 2020
Revenue	$13.8	$11.9	$15.8	$50.9	$50.9
Gross profit	7.9	5.8	7.1	27.2	23.5
Gross margin (%)	57.1%	49.2%	45.1%	53.4%	46.1%
Operating loss	(4.0)	(5.1)	(5.4)	(18.3)	(24.7)
Net Profit (Loss)	(7.7)	0.2	(11.3)	(20.3)	(54.5)
Diluted earnings (loss) per ADS	($0.21)	$—	($0.36)	($0.55)	($1.94)
Non-IFRS diluted earnings per ADS *	($0.09)	($0.14)	($0.28)	($0.53)	($1.17)
Weighted average number of diluted ADS	37,497,367	41,024,405	31,044,769	36,672,946	28,108,247
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense and change in value of embedded derivative that are excluded from Non-IFRS measures

“Sequans exited 2021 with growing momentum in our Massive IoT and CBRS Broadband businesses, setting us up for improved results for 2022 as more design wins in our pipeline move to mass production, " said Georges Karam, CEO of Sequans. "Fourth quarter revenue grew by 16.1% sequentially and, when adjusted to exclude last year’s Jetpack contribution (1), increased by 61.4% year-over-year, mainly driven by Massive IoT and CBRS Broadband. While supply chain constraints remain a potential disruptor, we have improved visibility at this time for sufficient capacity to meet our customer demand in 2022, as the majority of the anticipated shortfall has been resolved.

“Our expanded partnership with Renesas strengthens our go-to-market opportunities for our products and provides an opportunity to reduce our manufacturing costs and increase supply capacity,” continued Mr. Karam. “Sequans’ family of MCU and channel partners, with their globally recognized brands, are the foundation of our go-to-market strategy and important growth drivers for us that are expected to accelerate in 2022. We are entering 2022 with a record backlog, and our pipeline now exceeds $650 million of potential product revenue, of which design wins represent almost 50%. We are extending our success in 2021 with our CAT-M Monarch 2 platform and enjoying an enthusiastic response to the recent launch of our CAT-1 Calliope 2 solution. At this time, around 80% of our design wins are for Massive IoT applications, where we are engaged in over 100 projects, many with high-profile, Tier-1 customers."

Mr. Karam concluded, “My team and I are committed to expanding our 5G Massive IoT and Broadband IoT leadership, leveraging our relationships with our strategic partners and channels and maximizing value for shareholders. As stated on our last earnings call, Sequans is exploring options to finance our 5G investment. We are engaged in productive dialogs with potential strategic partners and are encouraged by their level of interest. Our proven track record of closing strategic deals reinforces our confidence in reaching a mutually beneficial agreement with a new 5G partner.”

Q1 2022 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially.

Taking into consideration current customer demand and expectations for component availability, management is targeting revenues to be flat for the quarter ending March 31, 2022, despite the historically seasonally lower activity in the first quarter, with a lower operating loss.
_________________

(1) Revenues from the Verizon Jetpack were $7.2 million in the fourth quarter of 2020. There were no revenues from the Verizon Jetpack in the fourth quarter of 2021

Sequans reports fourth quarter and full year 2021 financial results

Fourth Quarter and Full Year 2021 Highlights:

Revenue: Revenue was $13.8 million, an increase of 16.1% compared to the third quarter of 2021 and a decrease of 12.5% compared to the fourth quarter of 2020. Full-year revenue was $50.9 million for each 2021 and 2020.

Gross margin: Gross margin was 57.1% compared to 49.2% in the third quarter of 2021 and compared to 45.1% in the fourth quarter of 2020. Full-year gross margin increased from 46.1% in 2020 to 53.4% in 2021.
Operating loss: Operating loss was $4.0 million compared to $5.1 million in the third quarter of 2021 and $5.4 million in the fourth quarter of 2020. Full year operating loss for 2021 was $18.3 million compared to $24.7 million for 2020.

Net profit / loss: Net loss was $7.7 million, or ($0.21) per diluted ADS, compared to net profit of $0.2 million, or $0.01 per ADS, in the third quarter of 2021 and a net loss of $11.3 million, or ($0.36) per ADS, in the fourth quarter of 2020. Net loss in the fourth quarter of 2021 includes a $1.2 million loss on the change in fair value of the convertible debt derivative whereas in the third quarter there was a gain of $7.7 million. Full year net loss for 2021 was $20.3 million, or ($0.55) per ADS, compared to $54.5 million, or ($1.94) per ADS, for 2020. Net loss for the full year includes a $3.8 million gain on the change in fair value of the convertible debt derivative whereas in 2020 there was a loss of $13.1 million.

Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $3.5 million, or ($0.09) per ADS, compared to $5.3 million, or ($0.14) per ADS in the third quarter of 2021, and $8.5 million, or ($0.28) per ADS, in the fourth quarter of 2020. The non-IFRS net loss includes foreign exchange gains of $118,000, or less than $0.01 per ADS, in the fourth quarter of 2021 and $409,000, or ($0.01) per ADS, in the third quarter of 2021 and a foreign exchange loss of $1.9 million, or ($0.06) per ADS, in the fourth quarter of 2020. Full year non-IFRS net loss for 2021 was $19.5 million, or ($0.53) per ADS, compared to $33.0 million, or ($1.17) per ADS in 2020. Full year non-IFRS net loss for 2021 includes foreign exchange gains of $921,000, or $0.03 per ADS, compared with foreign exchange losses of $2.7 million, or ($0.09) per ADS, in 2020.

Cash: Cash and cash equivalents and short-term deposits at December 31, 2021 totaled $4.8 million compared to $18.5 million at December 31, 2020. The balance at the end of 2021 does not reflect $16.7 million received after December 31, 2021 in proceeds from the Renesas strategic agreement and investment announced in January 2022.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2021 today, February 8, 2022 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13725431. A live and archived webcast of the call will be available from the Investors section of the Sequans website at https://www.sequans.com/company/investor-relations/webcasts-and-presentations/. An audio replay of the conference call will be available until February 22, 2022 by dialing toll free 844-512-2921 or 412-317-6671 from outside the U.S., using the following access code: 13725431.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, including financing alternatives for our 5G business and ability to enter into a new 5G strategic agreement, expectations for Massive IoT sales, the impact of the Covid-19 on our supply chain and on customer demand, our expectation for sufficient capacity to meet customer demand in 2022, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2020, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i)

Sequans reports fourth quarter and full year 2021 financial results the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiii) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2021	September 30, 2021	Dec 31, 2020

Revenue :
Product revenue	$6,924	$7,545	$12,064
Services and license revenue	6,886	4,346	3,727
Total revenue	13,810	11,891	15,791
Cost of revenue	5,922	6,043	8,677
Gross profit	7,888	5,848	7,114
Operating expenses :
Research and development	6,678	6,634	7,938
Sales and marketing	2,342	2,116	2,003
General and administrative	2,897	2,181	2,606

Total operating expenses	11,917	10,931	12,547
Operating loss	(4,029)	(5,083)	(5,433)
Financial income (expense):
Interest income (expense), net	(2,475)	(2,685)	(3,643)
Change in fair value of convertible debt derivative	(1,176)	7,706	111
Foreign exchange gain (loss)	122	409	(1,936)
Loss before income taxes	(7,558)	347	(10,901)
Income tax expense	173	155	361
Profit (Loss)	$(7,731)	$192	$(11,262)
Attributable to :
Shareholders of the parent	(7,731)	192	(11,262)
Minority interests	—	—	—
Basic loss per ADS	($0.21)	$0.01	($0.36)
Diluted loss per ADS	($0.21)	$—	($0.36)
Weighted average number of ADS used for computing:
— Basic	37,497,367	37,382,595	31,044,769
— Diluted	37,497,367	41,024,405	31,044,769

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2021	2020

Revenue :
Product revenue	$30,410	$37,919
Services and license revenue	20,469	12,997
Total revenue	50,879	50,916
Cost of revenue	23,690	27,466
Gross profit	27,189	23,450
Operating expenses :
Research and development	26,414	30,855
Sales and marketing	9,049	7,912
General and administrative	10,045	9,369

Total operating expenses	45,508	48,136
Operating loss	(18,319)	(24,686)
Financial income (expense):
Interest income (expense), net	(11,282)	(14,474)
Change in fair value of convertible debt derivative	3,848	(13,129)
Impact of debt reimbursement	5,177	1,399
Foreign exchange gain (loss)	925	(2,650)
Loss before income taxes	(19,651)	(53,540)
Income tax expense	625	936
Profit (Loss)	$(20,276)	$(54,476)
Attributable to :
Shareholders of the parent	(20,276)	(54,476)
Minority interests	—	—
Basic loss per ADS	($0.55)	($1.94)
Diluted loss per ADS	($0.55)	($1.94)
Weighted average number of ADS used for computing:
— Basic	36,672,946	28,108,247
— Diluted	36,672,946	28,108,247

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2021	2020 (1)
ASSETS
Non-current assets
Property, plant and equipment	$7,862	$9,187
Intangible assets	38,132	25,312
Deposits and other receivables	2,311	588
Other non-current financial assets	357	386
Total non-current assets	48,662	35,473
Current assets
Inventories	6,433	6,225
Trade receivables	13,622	17,277
Contract assets	789	371
Prepaid expenses	2,108	962
Other receivables	7,197	3,264
Research tax credit receivable	5,918	5,110
Short-term deposits	—	10,900
Cash and cash equivalents	4,835	7,574
Total current assets	40,902	51,683
Total assets	$89,564	$87,156
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 151,419,322 shares authorized, issued and outstanding at December 31, 2021 (133,934,090 shares at December 31, 2020)	$3,687	$3,269
Share premium	298,389	276,560
Other capital reserves	57,198	46,677
Accumulated deficit	(383,485)	(363,209)
Other components of equity	(95)	(103)
Total equity	(24,306)	(36,806)
Non-current liabilities
Government grant advances, loans and other liabilities	9,354	11,203
Venture debt	—	2,172
Convertible debt	36,373	26,074
Convertible debt embedded derivative	10,081	12,395
Lease liabilities	3,373	4,762
Trade payables	964	851
Provisions	2,137	1,554
Deferred tax liabilities	138	19
Contract liabilities	214	2,397
Total non-current liabilities	62,634	61,427
Current liabilities
Trade payables	13,916	15,701
Interest-bearing receivables financing	9,518	14,228
Venture debt	—	6,104
Lease liabilities	1,247	1,014
Government grant advances and loans	6,206	3,867
Contract liabilities	10,693	13,145
Other current liabilities and provisions	9,656	8,476
Total current liabilities	51,236	62,535
Total equity and liabilities	$89,564	$87,156
(1) 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2021	2020
Operating activities
Loss before income taxes	$(19,651)	$(53,540)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,521	3,755
Amortization and impairment of intangible assets	7,051	6,018
Share-based payment expense	5,135	2,985
Increase in provisions	474	112
Interest expense, net	11,285	14,474
Change in the fair value of convertible debt embedded derivative	(3,848)	13,129
Impact of debt reimbursement	(5,177)	—
Convertible debt amendment	—	(1,399)
Foreign exchange loss (gain)	(1,053)	2,749
Loss (Gain) on disposal of property, plant and equipment	48	6
Bad debt expense	65	4
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	1,421	(8,703)
Decrease (increase) in inventories	(208)	439
Increase in research tax credit receivable	(4,037)	(718)
Increase in trade payables and other liabilities	4,741	6,216
Decrease in contract liabilities	(6,791)	(4,897)
Increase (Decrease) in government grant advances (1)	(1,387)	270
Income tax paid	(346)	(286)
Net cash flow provided by (used in) operating activities	(8,757)	(19,386)
Investing activities
Purchase of intangible assets and property, plant and equipment	(9,544)	(6,566)
Capitalized development expenditures	(19,075)	(7,209)
Purchase of financial assets	(1,694)	(116)
Decrease (increase) of short-term deposit	10,900	(10,900)
Interest received	47	29
Net cash flow used in investments activities	(19,366)	(24,762)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	138	32
Public equity offering proceeds, net of transaction costs paid	9,852	29,272
Proceeds (Repayment of) from interest-bearing receivables financing	21	9,914
Proceeds from convertible debt, net of transaction cost	39,682	2,050
Proceeds from government loans, net of transaction cost	—	5,392
Proceeds from interest-bearing research project financing	—	405
Payment of lease liabilities	(1,063)	(1,221)
Repayment of convertible debt	(8,750)	—
Repayment of government loans	(469)	(241)
Repayment of venture debt	(8,042)	(5,165)
Repayment of interest-bearing research project financing	(804)	(355)
Interest paid	(5,185)	(2,464)
Net cash flows from financing activities	25,380	37,619
Net increase (decrease) in cash and cash equivalents	(2,743)	(6,529)
Net foreign exchange difference	4	5
Cash and cash equivalents at January 1	7,574	14,098
Cash and cash equivalents at end of the period	4,835	7,574
(1) Including $1.4 million related to the forgiveness of a debt in April 2021

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2021	September 30, 2021	Dec 31, 2020
Net IFRS loss as reported	$(7,731)	$192	$(11,262)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,861	1,022	1,172
Non-cash change in the fair value of convertible debt embedded derivative	1,176	(7,706)	(111)
Non-cash interest on convertible debt and other financing (2)	1,219	1,193	1,663
Non-IFRS loss adjusted	$(3,475)	$(5,299)	$(8,538)
IFRS basic loss per ADS as reported	($0.21)	$0.01	($0.36)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.03	($0.21)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.04
Non-IFRS basic loss per ADS	($0.09)	($0.14)	($0.28)
IFRS diluted loss per ADS	($0.21)	$—	($0.36)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.03	($0.21)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.04
Non-IFRS diluted loss per ADS	($0.09)	($0.14)	($0.28)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$14	$14	$28
Research and development	555	487	647
Sales and marketing	346	200	190
General and administrative	946	321	307
(2) Related to the difference between contractual and effective interest rates

Sequans reports fourth quarter and full year 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2021	2020
Net IFRS loss as reported	$(20,276)	$(54,476)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	5,135	2,985
Non-cash change in the fair value of convertible debt embedded derivative	(3,848)	13,129
Non-cash interest on convertible debt and other financing (2)	4,684	6,355
Non-cash impact of deferred tax income (loss)	—	398
Impact of debt reimbursement	(5,177)	—
Non-cash impact of convertible debt amendment	—	(1,399)
Non-IFRS loss adjusted	$(19,482)	$(33,008)
IFRS basic loss per ADS as reported	($0.55)	($1.94)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.14	$0.11
Non-cash change in the fair value of convertible debt embedded derivative	($0.11)	$0.47
Non-cash interest on convertible debt and other financing (2)	$0.13	$0.23
Non-cash impact of deferred tax income (loss)	$0.00	$0.01
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.53)	($1.17)
IFRS diluted loss per ADS	($0.55)	($1.94)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.14	$0.11
Non-cash change in the fair value of convertible debt embedded derivative	($0.11)	$0.47
Non-cash interest on convertible debt and other financing (2)	$0.13	$0.23
Non-cash impact of deferred tax income (loss)	$0.00	$0.01
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.53)	($1.17)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$57	$42
Research and development	2,109	1,394
Sales and marketing	970	529
General and administrative	1,999	1,020
(2) Related to the difference between contractual and effective interest rates